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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                               FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number            333-2600

                          ALVEY SYSTEMS, INC.
           (Exact name of registrant as specified in its charter)

              9301 OLIVE BOULEVARD, ST. LOUIS, MISSOURI   63132
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  11 3/8% SENIOR SUBORDINATED NOTES DUE 2003
           (Title of each class of securities covered by this Form)

                                 NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i) |_|           Rule 12h-3(b)(1)(i) |X|
         Rule 12g-4(a)(1)(ii)|_|           Rule 12h-3(b)(1)(ii)|_|
         Rule 12g-4(a)(2)(i) |_|           Rule 12h-3(b)(2)(i) |_|
         Rule 12g-4(a)(2)(ii)|_|           Rule 12h-3(b)(2)(ii)|_|
                                           Rule 15d-6          |X|

         Approximate number of holders of records as of the certification or notice date: 0
            ---

         Pursuant to the requirements of the Securities Exchange Act of 1934, Alvey Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  3/1/00                                  By:  /S/ Edwin T. Markham
                                                 ----------------------------
                                                   Edwin T. Markham, Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFOR-SEC 2069 (3-99) MATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.